March 27, 2025

Ryan Sutcliffe

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investments Exchange Traded Funds (the “Registrant”) File Nos. 333-283326 and 811-24027 (filed on March 17, 2025)

Dear Mr. Sutcliffe:

This letter responds to comments you provided Jessica Gates of Russell Investments, Lauren Vineyard of Dechert LLP and me in a telephonic discussion regarding a registration statement (the “Registration Statement”) on Form N-1A for Russell Investments Exchange Traded Funds (the “Trust”) filed under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 to register shares of U.S Small Cap Equity Active ETF, International Developed Equity Active ETF, Global Equity Active ETF, Emerging Markets Equity Active ETF, and Global Infrastructure Active ETF (each a “Fund” and together the “Funds”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Registrant Statement unless otherwise indicated.

Global Infrastructure Active ETF

1.	Comment:	In the first footnote to the Annual Fund Operating Expenses table, on page 26, please delete “substantially” or confirm its inclusion for this particular Fund but no other Funds.

	Response:	The disclosure will be revised to remove “substantially.”

The Registrant intends to make the change noted above in a filing pursuant to Rule 485(b) under the Securities Act once the Registrant Statement is declared effective (the “Rule 485(b) Filing”). The Rule 485(b) Filing will also reflect the addition of Numeric Investors LLC (“Numeric”) as a money manager for the Emerging Markets Equity Active ETF. The Registrant confirms that the inclusion of Numeric will result in no changes to the Fund’s investment strategies and risks. The Rule 485(b) Filing will also include the Interactive Data File as well as other minor, non-material changes.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie Capistron, Esq.

cc:	John V. O’Hanlon, Dechert LLP

Mary Beth Albaneze, Russell Investments

Jessica Gates, Russell Investments